Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Plan Administrator

Acxiom Corporation Retirement Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-158005, 333-57470, and 333-136919) on Form S-8 of Acxiom Corporation of our report dated June 28, 2017, with respect to the statements of net assets available for benefits of the Acxiom Corporation Retirement Savings Plan as of December 31, 2016 and 2015, the related statement of changes in net assets available for benefits for the year ended December 31, 2016, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2016, which report appears in the December 31, 2016 annual report for Form 11-K of the Acxiom Corporation Retirement Savings Plan.

KPMG LLP

Dallas, Texas

June 28, 2017